Exhibit 10.12

Summary of 2008 Compensation for Named Executive Officers

Base Salary

As of February 14, 2008, the base salary of each of the “named executive officers”, as defined in Item 402 of Regulation S-K, of MicroStrategy Incorporated (the “Company”), was as follows:

Michael J. Saylor, Chairman of the Board, President and Chief Executive Officer	$525,000
Sanju K. Bansal, Vice Chairman of the Board, Executive Vice President and Chief Operating Officer	$225,000
Jonathan F. Klein, Executive Vice President, Law and General Counsel	$350,000
Arthur S. Locke, III, Executive Vice President, Finance and Chief Financial Officer	$350,000
Paul N. Zolfaghari, Executive Vice President, Worldwide Sales and Operations	$275,000

Cash Bonus Compensation

The Compensation Committee is authorized to develop, adopt and implement compensation arrangements, including cash bonus awards, for Mr. Saylor. The Compensation Committee established a formula (“2007 Bonus Formula”) for determining the bonus amount with respect to Mr. Saylor’s performance for 2007, based on a performance goal relating to the Company’s diluted earnings per share for 2007. The Compensation Committee has the right to use discretion to award a cash bonus amount lower than the amount calculated using the 2007 Bonus Formula. The Compensation Committee has not yet determined Mr. Saylor’s award pursuant to the 2007 Bonus Formula and has not yet established the terms of any cash bonus plan or award for Mr. Saylor for 2008.

The Chief Executive Officer is authorized to develop, adopt and implement compensation arrangements, including cash bonus awards, for Messrs. Bansal, Klein, Locke and Zolfaghari. Cash bonus awards for 2007 for Messrs. Bansal, Klein and Locke will be determined by the Chief Executive Officer principally on the basis of net operating income during the period and on the subjective assessment of the Chief Executive Officer of the extent to which such executive officer contributed to the overall performance of the Company or a particular department of the Company during 2007. Mr. Zolfaghari is awarded cash bonuses for 2007 in accordance with the Vice President Compensation Plan 2007 filed with the Company’s Form 10-Q for the quarterly period ended March 31, 2007. The Chief Executive Officer has not yet determined the amount of any cash bonus awards for 2007 to Mr. Bansal, Klein and Locke or determined the terms for any cash bonus plan or award for Messrs. Bansal, Klein, Locke or Zolfaghari for 2008.

Other Compensation

The Compensation Committee may also, from time to time, award each of the named executive officers compensation in the form of stock options granted under the Company’s Second Amended and Restated 1999 Stock Option Plan.

On February 25, 2005, the Company entered into an agreement with Alcantara LLC, a Delaware limited liability company (“Alcantara”), of which Mr. Saylor is the sole member. Under the agreement, the Company is (i) providing to Alcantara use of approximately 150 square feet of office space within the Company’s leased space at 1861 International Drive, McLean, Virginia, (ii) providing to Alcantara various related services, and (iii) providing to Mr. Saylor gross-up payments in respect of taxes that he may incur as a result of the arrangement. The agreement does not require any rental or other payments from Alcantara or Mr. Saylor. The Company has filed a copy of this agreement as Exhibit 10.19 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2004.

The Company also pays Mr. Saylor’s monthly dues at a private club that offers dining services and hosts business, professional and social community events.

In addition, the Company may hold, host or otherwise arrange parties, outings or other similar entertainment events at which Mr. Saylor and Mr. Bansal are permitted to entertain personal guests and are paid a tax gross-up for taxes they may incur as a result of such event. The Company has established a policy that the aggregate incremental cost to the Company of such entertainment activities (to the exent that they are not Corporate Development Programs) attributable to each of Mr. Saylor and Mr. Bansal, including all tax gross-up payments, may not exceed $50,000 in any fiscal year.

The Company is also authorized to make available, from time to time, tickets to sporting, charity, dining, entertainment or similar events as well as use of corporate suites, club memberships or similar facilities that the company may acquire (“Corporate Development Programs”), for personal use by Company personnel to the extent a Corporate Development Program is not at such time being used exclusively by the Company for business purposes. Eligible personnel include members of the Board of Directors of the Company, executive officers of the Company, and other employees of the Company and its subsidiaries. Any such personal use may be deemed compensation to such persons.

In addition, the Company adopted a policy authorizing the Company to make available, from time to time, any designated vehicle that the Company owns or may acquire (“Designated Vehicles”) for personal use by eligible Company personnel, to the extent the Designated Vehicle is not at such time being used exclusively by the Company for business purposes. Eligible personnel include the Chief Executive Officer and any employees and members of the Company’s Board of Directors authorized by the Chief Executive Officer to use Designated Vehicles. Any such personal use may be deemed compensation to such persons.

To the extent such personal use of Corporate Development Programs or Designated Vehicles is deemed compensation to an executive officer, the Company pays to (or withholds and pays to the appropriate taxing authority on behalf of) such executive officer a “tax gross-up” in cash, which would approximate the amount of the individual’s (i) federal and state income and payroll taxes on the taxable income associated with such personal use plus (ii) federal and state income and payroll taxes on the taxes that the individual may incur as a result of the payment of taxes by the Company.